ENEL AND ACCIONA RECEIVE GREENLIGHT FOR THEIR TENDER OFFER OVER ENDESA FROM THE SPANISH STOCK EXCHANGE REGULATOR

Rome and Madrid 25 July, 2007 - ENEL S.p.A., parent company of the ENEL group, and Acciona S.A inform that the Tender Offer for 100% shares in ENDESA, S.A., namely 1,058,752,117 shares, launched by the same Acciona, S.A. and ENEL ENERGY EUROPE S.r.l., has been authorized today by the Board of Directors of the Spanish Comisión Nacional del Mercado de Valores. The consideration offered to any accepting shareholder of ENDESA, S.A. is 40.16 euros per share, payable fully in cash.

This notice does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for securities of Endesa, S.A. when they become available, because they will contain important information. If a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov <http://www.sec.gov/>. Offer Prospectus of the Spanish tender offer shall be available at the registered offices of Enel, Acciona, Endesa, Securities Exchange of Madrid, Barcelona, Bilbao and Valencia and Santander Investment, as well as in the websites of the CNMV, Enel, Acciona and Endesa.

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,176,196,279 (at december 31, 2006) fully paid-in

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